SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.  20549

              Under the Securities Exchange Act of 1934


                            SCHEDULE 13D
                          Amendment No. 4

                      CORONET INSURANCE COMPANY
                   NORMANDY INSURANCE AGENCY, INC.
                          SUNSTATES CORPORATION
               WISCONSIN REAL ESTATE INVESTMENT TRUST
                     HICKORY FURNITURE COMPANY,
                     TELCO CAPITAL CORPORATION,
                        RDIS CORPORATION AND
                           CLYDE WM. ENGLE
                 (Name of person(s) filing Statement)




               ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                          (Name of Issuer)



               Common Stock, $.03 par value per share
                   (Title of class of securities)



                              774678 40 3
                            (CUSIP Number)




                           Lee N. Mortenson
                      3500 West Peterson Avenue
               Chicago, Illinois 60659   (312) 539-8283
            (Name, address and telephone number of person
          authorized to receive notices and communications)



                            October 18, 1995
       (Date of event which requires filing of this Statement)

  1.   Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

           CORONET INSURANCE COMPANY

  2.   Check the Appropriate Box if a Member of a Group     (a) [ ]

                                                            (b) [ ]
  3.   SEC Use Only

  4.   Source of Funds

           N/A

  5.   Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to  Items 2(d) or  2(e)                       [ ]


  6.   Citizenship or Place of Organization

           ILLINOIS

  7.   Sole Voting Power

           858,757 Common Shares

  8.   Shared Voting Power

           N/A

  9.   Sole Dispositive Power

           858,757 Common Shares

  10.  Shared Dispositive Power

           N/A

  11.  Aggregate Amount Beneficially Owned By Each Reporting Person

           858,757 Common Shares

     12.     Check    Box   if   the   Aggregate   Amount   in   Row   (11)
 excludes Certain Shares


  13.  Percent of Class Represented By Amount in Row (11)

           28.5%

  14.  Type of Reporting Person

           IC

  1.   Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

           NORMANDY INSURANCE AGENCY, INC.

  2.   Check the Appropriate Box if a Member of a Group   (a) [ ]


                                                           (b) [ ]

  3.   SEC Use Only

  4.   Source of Funds

           N/A

  5. Check Box if Disclosure  of  Legal  Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                            [ ]

  6.  Citizenship or Place of Organization

      ILLINOIS

  7.  Sole Voting Power

      858,757 Common Shares

  8.  Shared Voting Power

      N/A

  9.  Sole Dispositive Power

      858,757 Common Shares

  10. Shared Dispositive Power

      N/A

  11. Aggregate Amount Beneficially Owned By Each Reporting Person

      858,757 Common Shares

  12. Check Box if the Aggregate  Amount  in  Row  (ll) excludes
       Certain Shares                                           [ ]

  13. Percent of Class Represented By Amount in Row (11)

      28.5%

  14. Type of Reporting Person

      CO

  1.  Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      SUNSTATES CORPORATION

  2.  Check the Appropriate Box if a Member of a Group   (a) [ ]

                                                          (b) [ ]

  3.  SEC Use Only

  4.  Source of Funds

      N/A

   5. Check  Box if Disclosure of Legal Proceedings is Required
       Pursuant to  Items  2(d) or 2(e)                        [ ]


  6.  Citizenship or Place of Organization

      DELAWARE

  7.  Sole Voting Power

      858,757 Common Shares

  8.  Shared Voting Power

      N/A

  9.  Sole Dispositive Power

      858,757 Common Shares

  10. Shared Dispositive Power

      N/A

  11. Aggregate Amount Beneficially Owned By Each Reporting Person

      858,757 Common Shares

  12. Check  Box  if the Aggregate Amount in Row (ll) excludes
      Certain Shares                                           [ ]

  13. Percent of Class Represented By Amount in Row (11)

      28.5%

  14. Type of Reporting Person

      CO

  1.  Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

      WISCONSIN REAL ESTATE INVESTMENT TRUST

  2.  Check the Appropriate Box if a Member of a Group   (a) [ ]

                                                           (b)[ ]

  3.  SEC Use Only

  4.  Source of Funds

      N/A

  5.  Check Box if Disclosure  of  Legal  Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                            [ ]


  6.  Citizenship or Place of Organization

      WISCONSIN

  7.  Sole Voting Power

      858,757 Common Shares

  8.  Shared Voting Power

      N/A

  9.  Sole Dispositive Power

      858,757 Common Shares

  10. Shared Dispositive Power

      N/A

  11. Aggregate Amount Beneficially Owned By Each Reporting Person

      858,757 Common Shares

  12. Check Box if the Aggregate  Amount  in  Row  (ll) excludes
      Certain Shares                                            [ ]

  13. Percent of Class Represented By Amount in Row (11)

      28.5%

  14. Type of Reporting Person

      CO--COMMON LAW TRUST

  1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

      HICKORY FURNITURE COMPANY

  2.  Check the Appropriate Box if a Member of a Group   (a) [ ]
                                                         (b) [ ]

  3.  SEC Use Only

  4.  Source of Funds

      N/A

  5. Check  Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items  2(d) or 2(e)                       [ ]


  6.  Citizenship or Place of Organization

      DELAWARE

  7.  Sole Voting Power

      858,757 Common Shares

  8.  Shared Voting Power

      N/A

  9.  Sole Dispositive Power

      858,757 Common Shares

  10. Shared Dispositive Power

      N/A

  11. Aggregate Amount Beneficially Owned By Each Reporting Person

      858,757 Common Shares

   12. Check  Box if the Aggregate Amount in Row (ll) excludes
       Certain Shares                                          [ ]

  13. Percent of Class Represented By Amount in Row (11)

      28.5%

  14. Type of Reporting Person

      CO

  1.  Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      TELCO CAPITAL CORPORATION

  2.  Check the Appropriate Box if a Member of a Group   (a) [ ]
                                                         (b) [ ]

  3.  SEC Use Only

  4.  Source of Funds

      N/A

  5.  Check Box if Disclosure  of  Legal  Proceedings is Required
      Pursuant to Items  2(d) or 2(e)                         [ ]


  6.  Citizenship or Place of Organization

      DELAWARE

  7.  Sole Voting Power

      858,757 Common Shares

  8.  Shared Voting Power

      N/A

  9.  Sole Dispositive Power

      858,757 Common Shares

  10. Shared Dispositive Power

      N/A

  11. Aggregate Amount Beneficially Owned By Each Reporting Person

      858,757 Common Shares

  12.  Check Box if the Aggregate  Amount  in  Row  (ll) excludes
    Certain Shares                                            [ ]

  13. Percent of Class Represented By Amount in Row (11)

      28.5%

  14. Type of Reporting Person

      CO

  1.  Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      RDIS CORPORATION

  2.  Check the Appropriate Box if a Member of a Group   (a) [ ]
                                                         (b) [ ]

  3.  SEC Use Only

  4.  Source of Funds

      N/A

   5. Check  Box if Disclosure of Legal Proceedings is Required
       Pursuant to  Items 2(d) or 2(e)                       [ ]


  6.  Citizenship or Place of Organization

      DELAWARE

  7.  Sole Voting Power

      858,757 Common Shares

  8.  Shared Voting Power

      N/A

  9.  Sole Dispositive Power

      858,757 Common Shares

  10. Shared Dispositive Power

      N/A

  11. Aggregate Amount Beneficially Owned By Each Reporting Person

      858,757 Common Shares

   12. Check Box if the Aggregate Amount in Row (ll) excludes
       Certain Shares

  13. Percent of Class Represented By Amount in Row (11)

      28.5%

  14. Type of Reporting Person

      CO

  1.  Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      CLYDE WM. ENGLE

  2.  Check the Appropriate Box if a Member of a Group   (a) [ ]
                                                         (b) [ ]

  3.  SEC Use Only

  4.  Source of Funds

      N/A

  5.  Check Box if Disclosure  of  Legal  Proceedings is Required
      Pursuant to  Items  2(d) or 2(e)                       [ ]


  6.  Citizenship or Place of Organization

      USA

  7.  Sole Voting Power

      858,757 Common Shares

  8.  Shared Voting Power

      N/A

  9.  Sole Dispositive Power

      858,757 Common Shares

  10. Shared Dispositive Power

      N/A

  11. Aggregate Amount Beneficially Owned By Each Reporting Person

      858,757 Common Shares

  12. Check Box if the Aggregate  Amount  in  Row  (ll) excludes
      Certain Shares                                           [ ]

  13. Percent of Class Represented By Amount in Row (11)

      28.5%

  14. Type of Reporting Person

      IN

  ITEM 1.  Security and Issuer.

      The title of the class of equity securities to which this statement relates is the shares of common stock, $.03 par value per share. The name and address of the issuer of such securities is Rocky
 Mountain Chocolate Factory, Inc. ("Rocky Mountain"), 265 Turner Drive, Durango, Colorado 8l30l.
  ITEM 4. Purpose of Transaction.

      The purpose of purchases of securities of Rocky Mountain by Coronet is for investment.

      The reporting persons intend to review continuously their position in Rocky Mountain and may, depending upon their evaluation of Rocky
 Mountain's business and prospects as well as upon future  developments and upon price, availability of shares and other factors, determine to increase, decrease or eliminate their position in Rocky Mountain.

       The reporting persons are not considering any plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Rocky Mountain or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of Rocky Mountain or any of its subsidiaries;
 (c) any change in Rocky Mountain's Board of Directors or management; (d) any material change in the present capitalization or dividend policy of
  Rocky Mountain other than set forth in Item 6 below; (e) any material change in Rocky Mountain's business, corporate structure, charter or by-laws; (f) any change which would impede the acquisition of control of Rocky Mountain by any person; (g) any class of securities of Rocky Mountain to be delisted; (h) Rocky Mountain common stock to be eligible to be deregistered under the Securities Exchange Act of l934; or (i) any action similar to those enumerated above.

  ITEM 5. Interest in Securities of the Issuer.

      (a) Coronet owns directly 858,757 shares of common stock of Rocky Mountain. All securities owned by Coronet may also be deemed to be owned beneficially by the other reporting persons.

       (b)   Each  of  the reporting  persons  may  be  deemed  to  possess
 both sole power to direct  the vote and sole power to               direct
 the disposition of the securities of Rocky                  Mountain owned
 by Coronet.

       (c) On September 20, 1995, Coronet sold 500,000 common shares of Rocky Mountain for an aggregate sale of $7,730,000.

      (d)  On September 25, 1995, certain promissory notes of
           Mr. Frank Crail held by Coronet which were previously in
            default  were  paid  in  full.  Upon  payment,  337,767  shares
   of   the   common    stock    of   Rocky   Mountain   representing   the
 collateral for the notes were returned to Mr. Crail.

       (e)  On  October  18,  1995,  Coronet  sold  62,500  shares  of  the
 common stock of Rocky Mountain in a fully  registered               public
 offering for an aggregate price of $966,250.


  ITEM 7. Materials to be Filed as Exhibits.

      (a) A joint filing undertaking as required by the Rules is attached.*

      (b) Note Purchase Agreement between Rocky Mountain Chocolate Factory, Inc. and Coronet Insurance Company dated November l6, l987.*

      (c) Convertible Promissory Notes dated November l6, l987.*

      (d) Note Purchase Agreement between Coronet Insurance Company, James C. Hilton and Mark Lapinski dated as of November l0, l987.*
      (e) Promissory Note of Franklin E. Crail dated June l, l985.*

       (f) Promissory Note of Franklin E. Crail dated December l, l985.*

       (g) Pledge Agreement between Coronet Insurance Company and Franklin E. Crail dated November l7, l987.*

      (h) Purchase Agreement between Piper Jaffray Inc. and Coronet Insurance Company dated September 20, 1995.*

      (i) Lock Up Agreement between Piper Jaffray Inc. and Coronet Insurance Company dated September 20, 1995. *

  ______
  * Previously filed.



                SIGNATURES

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

  Dated: October 28, 1995



                CORONET INSURANCE COMPANY
                NORMANDY INSURANCE AGENCY, INC.
                SUNSTATES CORPORATION
                WISCONSIN REAL ESTATE INVESTMENT TRUST
                HICKORY FURNITURE COMPANY
                TELCO CAPITAL CORPORATION
                RDIS CORPORATION


                By: /S/ CLYDE WM. ENGLE
                     Clyde Wm. Engle
                   Thereunto duly authorized


                   /S/ CLYDE WM. ENGLE

                      CLYDE WM. ENGLE